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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934

                               COMNET Corporation
                                (Name of Issuer)

                          Common Stock, par value $.50
                         (Title of Class of Securities)


                                    205255201
                                 (CUSIP Number)


Kenneth C. Frazier                                                             Merck & Co., Inc.
Vice President, Public Affairs and Assistant General Counsel                     One Merck Drive
908-423-1000                                                        Whitehouse Station, NJ 08889

   (Name, Address and Telephone Number of Person Authorized to Receive Notes and Communications)


                               September 25, 1998
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


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CUSIP NO.   205255201                13D                     Page 2 of     Pages


1    NAMES OF REPORTING PERSONS:     MERCK-MEDCO MANAGED CARE, L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):   22-3461740


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
                                                                       (b)  / /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION:     Delaware

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   NUMBER OF     7  SOLE VOTING POWER:        513,345 COMMON; 100,000 PREFERRED
                ----------------------------------------------------------------
     SHARES
  BENEFICIALLY   8  SHARED VOTING POWER:      --
                ----------------------------------------------------------------
 OWNED BY EACH
   REPORTING     9  SOLE DISPOSITIVE POWER:   513,345 COMMON; 100,000 PREFERRED
                ----------------------------------------------------------------
  PERSON WITH
                10  SHARED DISPOSITIVE POWER: --
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                                                   513,345 COMMON
                                                               100,000 PREFERRED
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   15.58%; 67.6%

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14   TYPE OF REPORTING PERSON:  CO.

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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           In the period from September 14, 1998 through September 18, 1998, a subsidiary of Merck-Medco Managed Care, L.L.C. ("Medco") sold the following shares of COMNET Corporation ("Comnet") in open-market transactions:

------------------------------------------------------------------------
   DATE         SHARES SOLD         PRICE PER SHARE            TOTAL
------------------------------------------------------------------------
09-14-98          1,200                $7.71875            $   9,262.50
------------------------------------------------------------------------
09-15-98          1,500                $7.71875            $  11,578.13
------------------------------------------------------------------------
09-16-98          7,300                $7.20080            $  52,565.84
------------------------------------------------------------------------
09-18-98         20,000                $7.19840            $ 143,968.00
------------------------------------------------------------------------


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Medco and a subsidiary of Medco today entered into an Agreement for Purchase and Sale of Securities (the "Purchase Agreement"), dated
September 25, 1998, with Comnet pursuant to which Comnet has agreed to purchase from Medco's subsidiaries (i) 513,345 shares of Common Stock, and (ii) 100,000 shares of Preferred Stock of Comnet for a purchase price of $6.75 per share of Common Stock and Preferred Stock for an aggregate purchase price of $4,140,078.75. These shares represent all of the shares of Common Stock and Preferred Stock of Comnet owned by Medco and its subsidiaries. Under the Purchase Agreement, Comnet is required to pay the purchase price for the shares on October 1, 1998.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           Agreement for Purchase and Sale of Securities, by and among Merck-Medco Managed Care, L.L.C., MCCO Corp. and COMNET Corporation, dated September 25, 1998.


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                                    SIGNATURE


           After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 25, 1998


                                  MERCK & CO., INC.



                                  By:  /s/ Kenneth C. Frazier
                                       Kenneth C. Frazier
                                       Vice President, Public Affairs and
                                       Assistant General Counsel


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                                  EXHIBIT INDEX


           Agreement for Purchase and Sale of Securities, by and among Merck-Medco Managed Care, LLC, MCCO Corp. and COMNET Corporation, dated September 25, 1998.


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